SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

CCC Information Services Group Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

12487Q198

(CUSIP Number)

COPY TO:

Tami E. Nason, Esq.	Larry Jordan Rowe, Esq.
Charlesbank Capital Partners, LLC	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 619-5466	(617) 951-7407

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

SCHEDULE 13D

CUSIP No. 12487Q198	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charlesbank Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,054,029 shares 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 5,054,029 shares 10. SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,054,029 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.5%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 5 TO

SCHEDULE 13D

CCC Information Services Group Inc.

This Amendment No. 5 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on July 28, 1998, Amendment No. 2 to the initial Schedule 13D filed on December 21, 2001, Amendment No. 3 to the initial Schedule 13D filed on July 7, 2003 and Amendment No. 4 to the initial Schedule 13D filed on March 26, 2004. It is being filed at this time to reflect a decrease in Charlesbank’s percentage ownership of the Issuer as a result of White River Ventures’ disposition of 3,987,970 shares of the Issuer’s Common Stock in connection with the Issuer’s tender offer announced in the Schedule TO-I filed by the Issuer on July 27, 2004, as amended (the “Tender Offer”).

Each capitalized term used but not defined in this filing shall have the same meaning as the definition of that term in Charlesbank’s previous Schedule 13D filings.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

(a) Charlesbank is the beneficial owner of 5,054,029 shares of Common Stock (approximately 31.5% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission) which includes 193,618 shares of Common Stock subject to a warrant which is currently exercisable.

To the best of Charlesbank’s knowledge and belief, none of Charlesbank’s Senior Members beneficially owns any shares of the Common Stock of the Issuer.

(b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13D relates.

(c) On September 8, 2004, pursuant to the terms of the Tender Offer, White River Ventures effected the following transactions in the Issuer’s Common Stock:

(i) White River Ventures exercised two warrants it held to acquire the Issuer’s Common Stock. One warrant, for 73,731 shares, was exercised in full at a price of $5.50 per share. The second warrant, for 272,664 shares, was partially exercised for 79,046 shares at a price of $5.50 per share, which included 47,420 shares withheld by the Issuer to enable White River Ventures to effect a cashless net exercise of the warrants. The shares withheld by the Issuer had a fair market value (i.e. closing price for the Issuer’s Common Stock on the NASDAQ on the Expiration Date (as defined in the Tender Offer)) of $17.72 per share, which was used to pay the exercise price of the warrants exercised by White River Ventures.

(ii) The Issuer accepted for payment 3,940,550 shares of the Issuer’s Common Stock tendered by White River Ventures, at a price of $18.75 per share.

(d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

(e) Not applicable.

Page 3 of 4 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2004

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Senior Vice President

Page 4 of 4 Pages